UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
Riskified Ltd.
220 5th Avenue, 2nd Floor
New York, New York 10001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On August 12, 2026, Riskified Ltd. (the "Company," "we," "us" or "our") announced its financial results for the three and six months ended June 30, 2026. The Company will hold a conference call regarding such results today, August 12, 2026, at 8:30 a.m. Eastern Time. A copy of the press release issued in connection with the announcement is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Report on Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP ("GAAP") financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-258461, 333-265150, 333-270006, 333-277711, 333-285599 and 333-294095).

Management Changes

Effective August 10, 2026, Assaf Feldman, the Company's Co-Founder and Chief Technology Officer, transitioned to the role of Co-Founder and Chief Strategy Officer – Technology. Avi Shauli was appointed Chief Technology Officer, effective August 10, 2026. Mr. Shauli previously served as Sr. VP, Engineering of the Company.

EXHIBIT INDEX

The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Riskified Ltd., dated August 12, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eido Gal
Date: August 12, 2026	Name:	Eido Gal
	Title:	Chief Executive Officer